Filed Pursuant to Rule 253(g)(2)

File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED OCTOBER 20, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – JF Bonneville Apartments, LLC

On October 19, 2017, we directly acquired ownership of a “majority-owned subsidiary”, JF Bonneville Apartments, LLC (“JF Capital Bonneville Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,517,500, which includes the original principal amount of $2,500,000 and current return due of $17,500, in the JF Capital Bonneville Controlled Subsidiary (the “JF Bonneville Investment”).  The JF Bonneville Investment was funded with proceeds from our Offering.

JF Capital Bonneville Controlled Subsidiary is managed by the principals of JF Capital, a Utah-based real estate investment firm (“JF Capital”). The company has developed, constructed, and acquired over $700 million of real estate assets since 2007, including single-family, multi-family, and senior housing. Over the past five years, JF Capital’s multi-family division has completed seven luxury rentals projects in Salt Lake City, representing approximately 1,000 units. Other than with regard to the purchase of the JF Bonneville Investment, neither our Manager nor we are affiliated with JF Capital.

The initial proceeds from the JF Capital Investment were used by JF Capital for the construction of a 158-unit rental apartment project located at 252 South 500 East, Salt Lake City, Utah (the “JF Bonneville Property”). The property received its certificate of occupancy in June 2017. As of October 16, 2017, the property is 63% leased and 60% occupied. The JF Bonneville Property is located in Salt Lake City’s “Central City” neighborhood, bordered by the central business district to the west and University of Utah to the east. This area has seen steady economic growth in recent years as companies- such as Adobe, Twitter, Electronic Arts and Goldman Sachs- have increased their local employee headcounts.

Pursuant to the agreements governing the JF Bonneville Controlled Subsidiary (the “JF Bonneville Operative Agreements”), our consent is required for major decisions regarding the JF Bonneville Property. The JF Bonneville Investment currently pays at a rate of 14% per annum. The investment matures on July 2, 2018. JF Capital can extend for one six-month period and the rate would increase to 15%. Based on a third-party as-is fair-value-review of the JF Bonneville Property conducted October 16, 2017, the JF Bonneville Investment features an ‘As-Is’ 66.4% LTV (aggregate with maximum allowable senior debt) as of an October 16, 2017 date of value and an ‘As Stabilized’ 65.3% LTV as of a January 1, 2018 date of value. JF Capital has contributed $5,377,829 of equity to the development of the JF Bonneville Property.

JF Capital closed on the acquisition of the JF Bonneville Property in November 2012, at a purchase price of $1,900,000. On July 1, 2015, JF Bonneville Apartments, LLC closed on a $19,300,000 senior construction loan from KeyBank (“JF Bonneville Senior Loan”). The interest rate is equal to the greater of (i) 4.00% or (ii) London Interbank Offered Rate (“LIBOR”) plus 2.25%. The JF Bonneville Senior Loan matures on January 1, 2018. There is one 12-month extension option.

The principals of JF Capital have provided the holder of the JF Bonneville Investment with standard carve-out and springing guaranties.

As the JF Bonneville Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent fair-value-review and the Independent Representative reviewed and approved of the transaction prior to its consummation.

The JF Bonneville Property is located in Salt Lake City, Utah, within the city’s “Central City” neighborhood, bordered by the central business district to the west and University of Utah to the east. This area has seen transformative growth in recent years as the city endeavors to attract more Millennial residents. With companies such as Adobe, Twitter, Electronic Arts and Goldman Sachs increasing their local employee headcounts, Salt Lake City has quietly earned a reputation as a technology and finance-friendly metropolitan area. In March, 2015, Google announced it would be bringing its ultra-fast Internet and TV services, Google Fiber, to the city.

Home to historical landmarks, haute couture, hip enclaves, and great restaurants, Central City is well positioned to benefit from Salt Lake City’s continued growth. The property is located across the street from trendy restaurants like Rye Diner & Drinks and popular music venue Urban Lounge. The trolley, which provides direct access to downtown, is an 8-minute walk from the site. Currently, the property’s submarket vacancy is 5.9% and year-over-year rent growth is 4.6%.